Filed by El Sitio, Inc.
              Pursuant to Rule 425 under the Securities Act of 1933
                         Subject Company: El Sitio, Inc.
                          Commission File No. 34-28367

THE FOLLOWING IS A PRESS RELEASE ISSUED BY EL SITIO, INC. ON SEPTEMBER 7,
2001.

                                     [LOGO]

                                    EL SITIO
                                 www.elsitio.com

                                              FOR IMMEDIATE RELEASE

           El Sitio's Shareholders Approve Merger With Ibero-American
                Media Partners to Form Claxson Interactive Group

Buenos Aires, September 7, 2001 - El Sitio, Inc. (Nasdaq: LCTOD)* today announced that its shareholders approved the company's merger with Ibero-American Media Partners II, Ltd. ("IAMP") to form Claxson Interactive Group Inc. ("Claxson") at a shareholders meeting held this morning in Buenos Aires.

El Sitio reported that more than 99% of its shareholders who voted at the meeting voted in favor of combining with IAMP to create Claxson, a multi-platform new media company that will provide integrated, branded entertainment content targeted to Spanish and Portuguese speakers around the world. Under the terms of the combination agreement, each El Sitio common share will be exchanged for one new Class A common share of Claxson. The combined company will have approximately 18.5 million Class A common shares outstanding. The transaction is expected to close by the end of September 2001. Subject to final approval by Nasdaq of Claxson's listing application, Claxson's Class A common shares are expected to begin trading on The Nasdaq National Market under the symbol "XSON" on the trading day following the closing.

About El Sitio

El Sitio, Inc. is a leading Internet media company providing original country-specific and global interactive content and community-building features, e-commerce and connectivity to Spanish and Portuguese speakers. El Sitio is designed as an Internet media destination network (www.elsitio.com) that consists of country Web sites for Argentina, Brazil, Chile, Colombia, Mexico, the United States and Uruguay. Founded in 1997, El Sitio has teams of local professionals in each of its country offices throughout the Americas. El Sitio's common shares began trading on The Nasdaq National Market in December 1999.

* Due to the 1-for-10 reverse share split effective as of August 22, 2001, El Sitio's common shares are trading under the symbol "LCTOD" for an interim period of approximately 20 trading days. At the end of that period, El Sitio's common shares will resume trading under the symbol "LCTO."

This press release contains forward-looking statements that involve risks and uncertainties, including those relating to El Sitio's ability to complete its proposed business combination with Ibero-American Media Partners II, Ltd., and members of the Cisneros Group of Companies.

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El Sitio Announces Shareholder Approval
Page 2

Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. The potential risks and uncertainties include, among other factors, any failure to receive the necessary regulatory and other approvals relating to the above-mentioned business combination. Other factors are identified in the proxy statement/prospectus of Claxson Interactive Group Inc. and El Sitio, Inc. (referred to below) and El Sitio's annual report on Form 20-F for the year ended December 31, 2000, which are on file with the U.S. Securities and Exchange Commission (http://www.sec.gov).

Claxson Interactive Group Inc. and El Sitio, Inc. filed with the U.S. Securities and Exchange Commission a definitive prospectus/proxy statement included in the effective registration statement on Form F-4 on August 15, 2001. Investors and security holders are urged to read the proxy statement/ prospectus and any other documents that El Sitio, Inc. and Claxson Interactive Group Inc. may file with the Commission because they contain important information. Investors and security holders may obtain a free copy of such documents, when they become available, at the Commission's web site at http://www.sec.gov. Any such documents can also be obtained for free from El Sitio, Inc., Avenida Ingeniero Huergo 1167, C1107AOL Buenos Aires, Argentina.

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CONTACTS
Press:                              Investors:
Jennifer Gery                       Jeff Majtyka/Leonardo Santiago
Brainerd Communicators, Inc.        Brainerd Communicators, Inc.
(212) 986-6667                      (212) 986-6667
gery@braincomm.com                  majtyka@braincomm.com
                                    santiago@braincomm.com